UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                              TWENTY FIRST
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)
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         THIS IS TO  CERTIFY,  pursuant to Rule 24,  that  certain  transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended September 30, 2000 is herein provided:

         1a)      Horizon's  balance  sheet at September 30, 2000 is attached as
                  Exhibit 1.

         1b) National's balance sheet at September 30, 2000 will be included in National's Form 10-K for the year ended September 30, 2000 which is expected to be filed with the Commission on or before December 31, 2000 and is incorporated herein by reference.

         2a) Horizon's income statement for the quarter ended September 30, 2000 is attached as Exhibit 2.

         2b) National's income statement for the quarter ended September 30, 2000 will be included in National's Form 10-K for the year ended September 30, 2000, which is expected to be filed with the Commission on or before December 31, 2000 and is incorporated herein by reference.

         3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended September 30, 2000.

                  None.

         4) A general description of the activities of the Applicants for the quarter ended September 30, 2000, and of the projects in which they or their subsidiary companies have an ownership interest:

         The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of September 30, 2000, are as follows:

         Horizon, through its wholly owned indirect subsidiaries, Horizon Energy Holdings, Inc. and Horizon Energy Development, B. V. (HEDBV), continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Telplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

         The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

         As of September 30, 2000, HEDBV owned approximately 86% of the capital stock of United Energy, a.s. (UE), formerly known as Prvni Severozapadni Teplarenska, a.s. (PSZT). As previously reported, PSZT was the surviving entity resulting from the merger of PSZT and Severoceske Teplarny, a.s. (SCT). Both PSZT and SCT, directly, and through subsidiaries produced heat and power. PSZT continues to carry on those operations and distribute heat and sells power at wholesale in the northern part of the Czech Republic.

         HEDBV, as a shareholder of SCT, had received dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT, has received, and expects to receive, in the future, dividends from its investment in PSZT shares.

         The aggregate investment of National and its subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.

5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended September 30, 2000:

         Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.



November 30, 2000                           NATIONAL FUEL GAS COMPANY



                                             By: /s/ P. C. Ackerman
                                                --------------------------------
                                                     P. C. Ackerman
                                                     President






                                             HORIZON ENERGY DEVELOPMENT,
                                             INC.



                                             By: /s/ R. J. Tanski
                                                --------------------------------
                                                     R. J. Tanski
                                                     Secretary and Treasurer